LONGVIEW ACQUISITION CORP.

767 Fifth Avenue

New York, NY 10153

January 22, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ada Sarmento and Tim Buchmiller

Re:	Longview Acquisition Corp. Registration Statement on Form S-4 File No. 333-250995

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Longview Acquisition Corp., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on January 26, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ropes & Gray LLP, request by telephone that such Registration Statement be declared effective.

Please contact Rachel D. Phillips, of Ropes & Gray LLP, counsel to the Company, at (212) 841-8857, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ John Rodin
John Rodin
Chief Executive Officer

cc:          Carl Marcellino, Esq.

Michael Fantozzi, Esq.